Legal Proceedings

Tribune Company

Rydex ETF Trust has been named as a defendant and a putative member of the proposed defendant class of shareholders in the case entitled official Committee of Unsecured Creditors of Tribune Co. v. FitzSimons (In re Tribune Co.), Adv. Pro. No. 10-54010 (Bankr. D. Del.), as a result of ownership of shares in the Tribune Company ("Tribune") in 2007 by certain series of the Rydex ETF Trust when Tribune effected a leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. In its complaint, the Unsecured Creditors Committee (the "UCC") has alleged that, in connection with the LBO, insiders and major shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune insolvent. The UCC has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from these individuals and entities the proceeds paid out in connection with the LBO. This adversary proceeding in the Bankruptcy Court has been stayed pending further order of the Bankruptcy Court.

In June 2011, a group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders. Rydex Dynamic Funds also has been named as a defendant in one or more of these suits. These cases have been consolidated in a multidistrict litigation proceeding in the United States District Court for the Southern District of New York and have been stayed pending further order of that court or of the Bankruptcy Court.
None of these lawsuits allege any wrongdoing on the part of Rydex ETF Trust. The following series of Rydex ETF Trust held shares of Tribune and tendered these shares as part of Tribune's LBO: S&P Equal Weight Fund, S&P 500 Pure Value Fund, S&P Equal Weight Cons Disc Fund and S&P 500 2X Strategy Fund (the "Funds"). The value of the proceeds received by the foregoing Funds was $5,214,265. At this stage of the proceedings, Rydex ETF Trust is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Fund's net asset value.

Lyondell Matter

Rydex ETF Trust has been named as a defendant in Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1 (In re Lyondell Co.), Adversary Proceeding No. 10-4609 (Bankr. S.D.N.Y.). In this action, the creditors of Lyondell Chemical Company ("Lyondell") are seeking to recover money paid in connection with a pre-bankruptcy distribution by Lyondell to its shareholders pursuant to a December 2007 merger transaction.
  When the merger closed on December 20, 2007, all outstanding shares of Lyondell stock were converted into the right to receive $48 in cash. The creditors allege that the merged company, LyondellBasell Industries AF S.C.A., and many of its affiliates and subsidiaries filed for bankruptcy as a direct consequence of the merger transaction. The creditors allege that the shareholder payments constituted a fraud on creditors and should be paid back, and are advancing claims of constructive fraudulent transfer and intentional fraudulent transfer under state law.
This lawsuit does not allege any wrongdoing on the part of Rydex ETF Trust. The following series of Rydex ETF Trust received cash proceeds from the merger in the following amounts: Rydex S&P Midcap 400 Pure Value ETF Fund - $572,640; Rydex S&P Midcap 400 2X Strategy ETF Fund - $96,960. At this stage of the proceedings, Rydex ETF Trust is not able to make a reliable predication as to the outcome of this lawsuit or the effect, if any, on a fund's net asset value.